UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

Ridgefield acquisition corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

765816 10 3
(CUSIP Number)

Steven N. Bronson
Chief Executive Officer
Ridgefield Acquisition Corp.
3827 S. Carson St., Unit 505-25, PMB 1078
Carson City, NV 89701
(805) 583-7744
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 765816 10 3

1	NAME OF REPORTING PERSON Steven N. Bronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,007,500
	8	SHARED VOTING POWER 2,664,151 (1)
	9	SOLE DISPOSITIVE POWER 25,007,500
	10	SHARED DISPOSITIVE POWER 2,664,151 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,671,651 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 99.3%
14	TYPE OF REPORTING PERSON IN

(1)	This includes the shares held by Mr. Bronson’s parents as to which he has shared trading authority.

2

SCHEDULE 13D

CUSIP No. 765816 10 3

1	NAME OF REPORTING PERSON SB4 Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,629,793
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,629,793

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,629,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.4%
14	TYPE OF REPORTING PERSON OO

3

Item 1.	Security and Issuer.

This Schedule 13D/A relates to the common stock, $.001 par value per share (the “Common Stock”) of Ridgefield Acquisition Corp., a Nevada corporation (the “Issuer”) having its principal executive office at 3827 S. Carson St., Unit 505-25, PMB 1078, Carson City, NV 89701.

Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson (“Mr. Bronson”) and SB4 Investments LLC, a Nevada limited liability company (“SB4”), with respect to shares of Common Stock of the Issuer remains in full force and effect.

Item 2.	Identity and Background.

(a)            This statement is filed by:

(i)	SB4 Investments LLC, a Nevada limited liability company; and

(ii)	Steven N. Bronson

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)            The address of the principal office of each of the Reporting Persons is 15707 Rockfield Boulevard, Suite 105, Irvine, CA 92618.

(c)            The principal business of SB4 is investing in securities. The principal occupation of Mr. Bronson is serving as (i) Chairman, President, and Chief Executive Officer of the Issuer, (ii) Chairman, President, and Chief Executive Officer of Interlink Electronics, Inc., (iii) President and Chief Executive Officer of Qualstar Corporation, and (iv) Chairman, President, and Chief Executive Officer of BKF Capital Group, Inc.

(d)            No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             SB4 is organized under the laws of the State of Nevada. Mr. Bronson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 23, 2024, Mr. Bronson acquired from the Issuer, 25,000,000 shares of Common Stock at a purchase price of $0.002 per share, for an aggregate purchase price of $50,000. Mr. Bronson paid the purchase price in cash using his personal funds.

4

Item 4.	Purpose of Transaction.

Mr. Bronson acquired the additional 25,000,000 shares of Common Stock purchased on April 23, 2024 for investment purposes. The Reporting Persons may: (i) increase or decrease their beneficial ownership of Common Stock or other securities of the Issuer, (ii) sell all or part of their shares of Common Stock in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Common Stock or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Neither of the Reporting Persons has reached any decision with respect to any such possible actions. If the Reporting Persons do reach a decision to undertake any of the above described possible actions, they will, among other things, timely file an appropriate amendment to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)            The aggregate percentage of shares of Common Stock reported as owned by each person named herein is based upon 27,860,773 shares of Common Stock outstanding as of April 23, 2024, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2024 plus the 25,000,000 shares of Common Stock acquired by Mr. Bronson from the Issuer on April 23, 2024.

As of the date hereof, SB4 directly owns 2,629,793 shares of Common Stock, constituting approximately 9.4% of the outstanding shares of Common Stock. SB4 shares voting and dispositive power over these shares with Mr. Bronson, who serves as Managing Manager and majority owner of SB4. Included in the shares owned directly by SB4 are 84,988 shares of Common Stock previously owned directly by Mr. Bronson’s former spouse over which Mr. Bronson had shared voting control, which shares were contributed to SB4 by Mr. Bronson’s former spouse.

As of the date hereof, Mr. Bronson solely owns 25,007,500 shares of Common Stock, and has shared voting and dispositive control over 34,358 shares of Common Stock (less than 1.0% of the outstanding shares of Common Stock) held by his parents. Additionally, by virtue of serving as Managing Manager and majority owner of SB4, and his power to vote and dispose of the shares of Common Stock owned directly by SB4, Mr. Bronson may be deemed to beneficially own the 2,629,793 shares of Common Stock directly owned by SB4, bringing Mr. Bronson’s total combined ownership to 27,671,651 shares, or 99.3% of the outstanding shares of Common Stock.

(b)            SB4 shares with Mr. Bronson the power to vote and dispose of the 2,629,793 shares of Common Stock directly owned by SB4. Mr. Bronson also shares with his parents, voting and dispositive power over 34,358 shares of Common Stock. Mr. Bronson has the sole power to vote and dispose of the 25,007,500 shares of Common Stock solely owned by Mr. Bronson.

(c)             On April 23, 2024, Mr. Bronson acquired from the Issuer, 25,000,000 shares of Common Stock at a purchase price of $0.002 per share, for an aggregate purchase price of $50,000. Mr. Bronson paid the purchase price in cash using his personal funds.

(d)            No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock, other than Mr. Bronson’s parents, who have such rights with respect to 34,358 shares of Common Stock over which Mr. Bronson shares voting and dispositive power.

(e)            Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person.

5

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 1, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement by and among SB4 Investments LLC and Steven N. Bronson, dated July 1, 2022.

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 26, 2024	SB4 INVESTMENTS LLC

		By:	/s/ Steven N. Bronson
		Name:	Steven N. Bronson
		Title:	Manager

Date:	April 26, 2024	/s/ Steven N. Bronson
Steven N. Bronson

7